

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

William S. Demchak
Chairman, President and Chief Executive Officer
PNC Financial Services Group, Inc.
The Tower at PNC Plaza
300 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2401

> **Re: PNC Financial Services Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 16, 2022**
> **File No. 001-09718**

Dear William S. Demchak:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program